SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2015

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of annual results for the year ended December 31, 2014, dated March 18, 2015.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

2

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 19, 2015	By:	/s/ Wang Xiaochu
		Name:	Wang Xiaochu
		Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF ANNUAL RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2014

HIGHLIGHTS

–	Operating revenues reached RMB324,394 million, up by 0.9%. Service revenues reached RMB287,379 million, up by 3.1%

–	EBITDA was RMB94,853 million. EBITDA margin was 33.0%

–	Profit attributable to equity holders of the Company was RMB17,680 million, up by 0.8%, basic earnings per share were RMB0.22

•	Total number of mobile subscribers was 186 million, net increase of 0.04 million, of which the number of 3G/4G mobile subscribers was 119 million, net increase of 15.52 million, up by 15.1%

•	Total number of wireline broadband subscribers was 107 million, net increase of 6.85 million, up by 6.8%

•	Total number of access lines in service was 144 million, net decrease of 12.24 million, down by 7.9%

CHAIRMAN’S STATEMENT

In 2014, in the face of a number of prominent changes in the external environment, the Company rose to the challenges. While persisting in our established strategic direction, we proactively and flexibly adjusted our operation plans. We accelerated the transformation of our development model, achieving a stable growth in our operating results. By seizing the 4G development opportunities, the Company advanced the sound development of its 4G service in 56 trial cities with the strength of its hybrid network. The Company pragmatically promoted its comprehensive deepening reform to further liberate its productivity and continually generate development vitality. The Company proactively promoted an Internet-oriented transformation and accelerated the upgrade of its fundamental services and the “market-driven” development of its emerging businesses. The Company persisted in reform and innovation and strengthened open cooperation, enhancing its quality and efficiency. Moreover, we participated in the investment and establishment of the Tower Company and recently we were granted the 4G (LTE FDD) licence, which brought us brand new opportunities for our development.

Operating Results

In 2014, the Company accelerated its reform and transformation. Despite the impact of the value-added tax (VAT) reform and the geographical limitations on the trial of its 4G hybrid network, the Company still managed to achieve a stable growth in its revenue and profit. Operating revenues amounted to RMB324.4 billion, representing an increase of 0.9% over last year. Service revenues1 amounted to RMB287.4 billion, representing an increase of 3% over last year, ranking first in the industry for the first time in respect of the growth rate of the revenues since the restructuring of the telecommunications industry in 2008. Emerging businesses accounted for 29% of service revenues, representing an increase of 5 percentage points over last year. Our business structure continued to be fast optimised. EBITDA2 was RMB94.9 billion, while EBITDA margin3 was 33%. Profit attributable to the equity holders of the Company was RMB17.7 billion, representing an increase of 0.8% over last year. Basic earnings per share were RMB0.22. Capital expenditure was RMB76.9 billion while free cash flow4 was RMB12.5 billion.

The pilot programme of VAT reform commenced in the telecommunications industry in June 2014. Although it has an adverse impact on the Company in the short term, we expect that it will be beneficial for the sustainable development of the Company in the long term. The Company strived to optimise its development and sales models, implemented enhanced management over cost, procurement and vendors’ tax qualifications. The relevant adverse impact has been moderated. In the future, with the continual expansion of the VAT reform to other industries, it is expected that the Company will be entitled to more input VAT credits. Together with the continuously optimising revenue structure of the Company, it will be beneficial for the enhancement of its profitability in the long term.

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[2]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[3]	EBITDA margin was calculated based on EBITDA divided by service revenues.
[4]	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.

Taking into account the return to shareholders, the Company’s profitability, free cash flow and capital requirements for its future development, the Board of Directors has decided to recommend at the forthcoming shareholders’ general meeting that a dividend equivalent to HK$0.095 per share be declared for the year 2014, maintaining the same level of dividends as last year. Going forward, the Company will strive to enhance its profit while paving the way for an increase in future dividends.

Rising to the challenges and persisting in innovation to achieve stable growth

Accelerating transformation and upgrade of fundamental services

In 2014, the Company efficiently leveraged the synergy of the networks and target markets between 4G and 3G, with the splendid launch of 4G driving the sustainable development of its mobile services. With a focus on cities with high data traffic, the Company accelerated the establishment of 4G network and continued to strengthen the advantage of its network quality. The Company actively nurtured the 4G terminal value chain and introduced fashionable brands, resulting in a continual increase in the varieties of terminals. With the introduction of innovative products such as customised service plans and dual-number sim cards, and the enhanced package design of low-entry barrier, heavy data, sharable and do-it-yourself plans, customer experience was continuously enhanced. Our efficiently-centralised 4G operations further accelerated the pace of market responses and became an important milestone in the transformation of the operating model of mobile services. Mobile service revenues reached RMB120.3 billion for the year, representing an increase of 6% over last year, ranking first in the industry. Amid intensified market competition driven by the launch of 4G services and strengthened marketing promotions by the peers, the Company recorded a stable subscriber base of 186 million, with a net addition of 40,000 subscribers. Among these subscribers, the net increase of 3G/4G subscribers was approximately 15.52 million, achieving a subscriber base of 119 million and representing 64% of its total mobile subscribers. The subscriber structure was further optimised.

In 2014, along with the increasingly intensified competition in the wireline broadband market, the Company accelerated its innovation and transformed its business development model to continuously explore new business growth drivers. By continually leveraging the strength of its fibre network, the Company promoted comprehensive bandwidth upgrades for subscribers, with 50Mbps and 100Mbps bandwidth as its mainstream products and will also accelerate the promotion of end-to-end bandwidth speed upgrade, creating a comparative advantage throughout the entire network. The Company leveraged the integrated product, “Joy me”, to create “Smart Family” portals, embodying smart terminals and applications to achieve an evolutionary upgrade from a single-function service to an all-in-one integrated product. The Company also launched standardised fast selling products such as “Speedy Connect” cards and prepaid cards to achieve the open channel sales of broadband services. Wireline broadband revenues amounted to RMB73.5 billion for the year, representing an increase of 4% over last year. The number of wireline broadband subscribers reached 107 million, representing a net increase of 6.85 million. Among these subscribers, Fibre-to-the-Home (FTTH) subscribers reached 42.61 million, accounting for approximately 40% of the total wireline broadband subscribers, representing an increase of 13 percentage points over last year.

Achieving significant breakthroughs in emerging businesses

The innovative business model of data traffic operations continued to enhance the value of data traffic. The Company continually expanded its scale of data traffic by optimising the sales and marketing model with an emphasis on management of data traffic value and the sharing of resources with mainstream Internet companies. Leveraging its integrated platform, the Company launched innovative data traffic backward monetisation products such as “Data Traffic 800” and “Liuliangbao”, which established a data traffic resource exchange platform to further enrich the product mode and transaction method of data traffic products. To satisfy the personalised demands of users, the Company launched 4G dedicated-data traffic products focusing on videos, music and games, by deepening the optimisation of its intelligent pipelines and enhancing the core capabilities of its data traffic operations such as specific data identification. Mobile handset Internet access revenues amounted to RMB34.1 billion for the year, representing an increase of nearly 50% over last year. Aggregate 3G/4G handset Internet data traffic increased by 56% over last year, and the monthly average data traffic per 3G/4G handset subscriber reached 227MB, representing an increase of 19% over last year. The 3G/4G handset internet access ARPU accounted for 40% of the 3G/4G handset ARPU.

The Company continually enhanced the Internet application development model which comprised of portals, content and capabilities. Fully leveraging the data-attracting feature of portal-type applications to accelerate scale expansion, YiChat has become an important portal of mobile Internet services for the Company, creating a new independently operating model for the Company’s Internet businesses. The rapidly growing “Best Pay” business became the most extensively covered daily-life payment platform in the country. The Company also leveraged products such as “Tianyibao” and “E-Surfing Credit” to promote the exploration of the Internet finance market and continually expand its business scope. In 2014, the number of “Best Pay” users exceeded 100 million, ranking in the top five in the industry with a gross merchandise value exceeding RMB350 billion for the year, representing an increase of 1.6 times over last year. Relying on the integrated platform for the convergence of various quality application developers and Internet companies, the Company served as a linking bridge among developers, enterprises and subscribers by providing a vertically integrated service of network, capabilities and applications to build a new ecosystem for the mobile Internet business.

The Company focused on informatisation applications to further enhance its competitive strength in the Information and Communications Technology (ICT) services. Led by the “Smart Cities” project, the Company fully leveraged the advantage of its longstanding cooperation with the government and enterprises and continued to strengthen the informatisation development in areas such as urban safety, transportation and government administrative services. The Company also accelerated the promotion of scale replication of benchmarking industry applications, and achieved significant breakthroughs in targeted markets such as campuses, business customers and the rural market. The Company promoted the efficiently-centralised management and operation of the Internet Data Centre (IDC) business and the cloud computing services to reduce costs and enhance efficiency. The Company also accelerated the data aggregation and resource integration of Big Data across the whole network. It also rapidly promoted the transformation of its own data capabilities into products and established the China Big Data Union together with 44 enterprises. In 2014, the Company’s revenues from ICT services amounted to RMB23.9 billion, representing an increase of 18% over last year.

Fully deepening strategic transformation to develop differentiated edges

Solid progress in comprehensive deepening reform

In the area of fundamental services, the Company fully promoted the sub-division of performance evaluation units and commenced authorities delegation operations. Through delegating operation authorities and delineating clearly on responsibilities, authorities and interests, the Company continually enhanced the autonomy of frontline staff in operations to stimulate their vitality. By trial-running the “inverted triangle” service support system and implementing the cross-profession collaborative operations, the Company enhanced the speed of market responses and improved the efficiency of resource allocation, creating a flatter and highly efficient operating system. In the area of emerging services, the Company respected the mobile Internet development pattern and established segregated zones for innovations. In accordance with the principle of relatively segregating from fundamental services, the Company continued to improve its market-driven talent management mechanism, Internet-oriented resource allocation and financial management mechanism. To facilitate the rapid growth of emerging businesses, the Company strengthened its efficiently-centralised operations and established as well as enhanced its internal competition mechanism.

Fully commencing the Internet-oriented transformation

Leveraging its existing advantages, the Company further enhanced its market competitiveness through Internet-oriented operations. The Company coordinated its leading resources in an extensive efficiently-centralised manner and promptly launched differentiated products such as “cloud dam” (Distributed Denial of Service (DDoS) protection product) and security handsets. Fully leveraging Yichat, Wechat and other new mobile social media, the Company adopted new marketing initiatives such as event marketing and experience marketing to accelerate the transformation towards Internet-oriented marketing. By strengthening the efficiently-centralised e-channels and vigorously promoting the cooperation between online stores and social e-commerce merchants, the Company achieved a unified national operation of online stores in 2014, with online sales in 4G services amounting to 11%. With a view to promoting the Internet-oriented transformation of customer services, the Company made extensive use of new media for customer services such as Weibo and Wechat to promote online services, resulting in cost reduction and efficiency enhancement.

Open cooperation to strengthen competitive advantages of the ecosystem

Persisting in strengthening open cooperation, the Company created competitive advantages of the ecosystem. Through extensive collaboration with upstream and downstream partners along the value chain, including chipsets, terminals and Internet applications, the Company aggregated the strength of each party in all aspects to enhance its competitiveness. By vigorously promoting cooperation with open channels to accelerate the penetration of channels, the Company continually enhanced its market presence in rural areas and campuses and increased its market share of terminal sales through open channels. To foster the development of its wireline broadband services, the Company tried to introduce private capital and a more flexible mechanism in the construction of its local access network. The Company proactively implemented the resale of mobile services (MVNO) and partnered with 26 resellers throughout the year. By taking the advantage of the resellers’ competitive edges in areas such as business, services, channels and innovation, the Company further enhanced its network resource utilisation rate and investment return. Through the investment in establishing the Tower Company, the Company promoted the joint construction and sharing of telecommunications infrastructure facilities, with a view to further increasing its operating efficiency and corporate value.

Quality and efficiency enhancement to strengthen highly efficient operations

The Company continued to deepen its precision management, strengthen the overall coordination and optimal allocation of existing resources to further enhance the Company’s operating efficiency and return. By optimising its sales and marketing model and enhancing its efficient use of marketing resources, in 2014, the Company reduced its sales and marketing expenses by more than RMB7 billion when compared to the previous year. By fully implementing the O2O collaborative operations, the Company conducted efficiently-centralised promotions of its online platform to strengthen the aggregation of customer flow, while, on the other hand, consolidating physical stores to enhance overall effectiveness. The Company continued to optimise its network deployment and resource allocation, and carried out cross-regional resource re-allocation to activate existing network assets, and thereby further promoting investment return and network resource utilisation. The Company also accelerated its reform in IT support, continued optimising the procurement process, and set up a VAT system to achieve a smooth transition upon the implementation of the VAT reform.

Corporate Governance and Social Responsibility

We continue to strive to maintain a high level of corporate governance, attaching great importance to risk management and control. We strive to enhance corporate transparency and corporate value to ensure our healthy and orderly growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We were accredited with a number of awards and recognition in 2014, including being voted the “No. 1 Most Honoured Company in Asia” by Institutional Investor for two consecutive years, “No. 1 Best Managed Company in Asia” by FinanceAsia for four consecutive years and also “Overall Best Managed Company in Asia” by Euromoney for five years in a row.

We persisted in operating with integrity and proactively fulfilled our corporate social responsibility, while maintaining a fair and orderly environment for market competition and facilitating the healthy development of the entire value chain. We actively promoted green operations, further strengthened energy conservation and emission reduction, and improved utilisation efficiency of resources. We received high recognition and appreciation from the society by accomplishing telecommunications assurance services for significant events such as the APEC Summit and Youth Olympics, and contributing in the rescue and relief mission in earthquakes and other natural disasters.

Outlook

At present, China’s economy has entered into the “new normal” of medium-high-level growth, and innovation will be the key driver for future development. The booming development of the “Consumption Internet” market along with the emerging “Industrial Internet” market in China will provide us with vast market potential. The issuance of the 4G licence will bring new opportunities for the industry development, and our corporate transformation development will generate new opportunities. At the same time, the domestic telecommunications industry is increasingly saturated, and market competition will gradually lead to an era of competition for existing customers. Under the new industry ecology, cross-industry competition and cooperation become a main trend, which brings severe challenges to the current operating model. Although the VAT reform is expected to be beneficial for the Company’s development in the long term, it will still impose a significant impact on its profitability in the short term. Tackling various challenges will also become a new norm for the Company for some time in the future.

Looking ahead, we have full confidence. We will seize the crucial opportunities from the issuance of 4G licence and the sharing of tower resources. We will increase our investment and promote the rapid development of our mobile services in full strengths, especially the profitable scale development of our 4G services. We will proactively promote our comprehensive deepening reform, accelerate the transformation of our operation and management models to further stimulate the corporate vitality. We will speed up our Internet-oriented transformation and fully leverage our existing strengths in telecommunications. We will engage in open cooperation and strengthen our competitive advantages of the ecosystem to enhance our differentiated operational capabilities. We will rapidly establish a new China Telecom so as to create values for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to all our employees for their hard work and contribution as well as to Madam Wu Andi, Mr. Shao Chunbao and Mr. Du Zuguo for their valuable contribution during their tenure of offices as executive director, Chairman of the Supervisory Committee and supervisor of the Company, respectively.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, China

18 March 2015

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2014 extracted from the audited consolidated financial statements of the Group as set out in its 2014 Annual Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2014

(Amounts in millions, except per share data)

		2014	2013
	Note	RMB	RMB

Operating revenues	4	324,394	321,584

Operating expenses
Depreciation and amortisation		(66,345)	(69,083)
Network operations and support		(68,651)	(53,102)
Selling, general and administrative		(62,719)	(70,448)
Personnel expenses		(50,653)	(46,723)
Other operating expenses		(47,518)	(54,760)

Total operating expenses		(295,886)	(294,116)

Operating profit		28,508	27,468

Net finance costs	5	(5,291)	(5,153)

Investment income		6	670

Share of profits of associates		34	103

Profit before taxation		23,257	23,088

Income tax	6	(5,498)	(5,422)

Profit for the year		17,759	17,666

		2014	2013
	Note	RMB	RMB

Other comprehensive income for the year:
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		(54)	414
Deferred tax on change in fair value of available-for-sale equity securities		14	(104)
Exchange difference on translation of financial statements of subsidiaries outside mainland China		3	(79)
Share of other comprehensive income of associates		(3)	5

Other comprehensive income for the year, net of tax		(40)	236

Total comprehensive income for the year		17,719	17,902

Profit attributable to:
Equity holders of the Company		17,680	17,545
Non-controlling interests		79	121

Profit for the year		17,759	17,666

Total comprehensive income attributable to:
Equity holders of the Company		17,640	17,781
Non-controlling interests		79	121

Total comprehensive income for the year		17,719	17,902

Basic earnings per share	7	0.22	0.22

Number of shares (in millions)		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2014

(Amounts in millions)

		2014	2013
	Note	RMB	RMB

ASSETS
Non-current assets
Property, plant and equipment, net		372,876	374,341
Construction in progress		53,181	44,157
Lease prepayments		24,410	25,007
Goodwill		29,917	29,917
Intangible assets		8,984	8,045
Interests in associates		4,106	1,106
Investments		972	1,026
Deferred tax assets	9	3,232	2,927
Other assets		4,053	3,930

Total non-current assets		501,731	490,456

Current assets
Inventories		4,225	6,523
Income tax recoverable		1,360	312
Accounts receivable, net	10	21,562	20,022
Prepayments and other current assets		10,581	7,569
Short-term bank deposits		1,379	2,287
Cash and cash equivalents		20,436	16,070

Total current assets		59,543	52,783

Total assets		561,274	543,239

		2014	2013
	Note	RMB	RMB

LIABILITIES AND EQUITY
Current liabilities
Short-term debt		43,976	27,687
Current portion of long-term debt		82	20,072
Accounts payable	11	88,458	81,132
Accrued expenses and other payables		72,442	69,633
Income tax payable		307	371
Current portion of finance lease obligations		—	1
Current portion of deferred revenues		1,060	1,202

Total current liabilities		206,325	200,098

Net current liabilities		(146,782)	(147,315)

Total assets less current liabilities		354,949	343,141

Non-current liabilities
Long-term debt and payable		62,918	62,617
Deferred revenues		798	1,229
Deferred tax liabilities	9	1,125	631

Total non-current liabilities		64,841	64,477

Total liabilities		271,166	264,575

Equity
Share capital		80,932	80,932
Reserves		208,251	196,809

Total equity attributable to equity holders of the Company		289,183	277,741
Non-controlling interests		925	923

Total equity		290,108	278,664

Total liabilities and equity		561,274	543,239

Notes:

1.	BASIS OF PREPARATION

The Group’s financial statements included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IASB has issued a number of new and revised IFRSs that are effective for accounting period beginning on or after 1 January 2014. The Group has applied the following new interpretation and amendments to IFRSs that are effective for the current year:

•	Amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities”

•	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

•	IFRIC 21, “Levies”

The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current accounting period.

Amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities”

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the criterion that an entity “currently has a legally enforceable right of set-off the recognised amounts” and “intends either to settle on a net basis, or to realise the assets and settle the liability simultaneously”. The application of the amendments has no significant impact on the Group’s consolidated financial statements.

Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal. These new disclosures include the fair value hierarchy, key assumptions and valuation techniques used which are in line with the disclosure required by IFRS 13 Fair Value Measurements. The application of the amendments has no significant impact on the Group’s consolidated financial statements.

IFRIC 21, “Levies”

The interpretation defines a levy as a payment to a government for which an entity receives no specific goods or services. A liability is recognised when the obligating event occurs. The obligating event is the activity that triggers payment of the levy. This is typically specified in the legislation that imposes the levy. The application of the interpretation has no significant impact on the Group’s consolidated financial statements.

3.	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

4.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		2014	2013
	Note	RMB millions	RMB millions

Wireline voice	(i)	33,587	38,633
Mobile voice	(ii)	54,673	58,217
Internet	(iii)	112,431	99,394
Value-added services	(iv)	38,419	36,230
Integrated information application services	(v)	26,939	25,233
Telecommunications network resource services and lease of network equipment	(vi)	17,332	17,586
Others	(vii)	41,013	46,291

		324,394	321,584

Notes:

Before 1 June 2014, most of the Group’s operating revenues were subject to business tax levied at rates of 3%, and relevant business tax was set off against operating revenues. Pursuant to the Notice on Covering Telecommunications Industries under the Value-Added Tax (“VAT”) Reform (Caishui [2014] No.43) jointly issued by the Ministry of Finance and the State Administration of Taxation, from 1 June 2014, the pilot programme of replacing business tax with VAT is extended to cover the telecommunications industry. The VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 11% while the VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and VAT is excluded from operating revenues. With effect from 1 June 2014, the Group is no longer required to pay business tax of 3% on telecommunications services.

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.

(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services and etc.
(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

5.	NET FINANCE COSTS

Net finance costs comprise:

	2014	2013
	RMB millions	RMB millions

Interest expense incurred	5,958	5,840
Less: Interest expense capitalised*	(308)	(329)

Net interest expense	5,650	5,511
Interest income	(304)	(361)
Foreign exchange losses	21	61
Foreign exchange gains	(76)	(58)

	5,291	5,153

* Interest expense was capitalised in construction in progress at the following rates per annum	4.5% – 6.0%	4.5% – 5.8%

6.	INCOME TAX

Income tax in the profit or loss comprises:

	2014	2013
	RMB millions	RMB millions

Provision for PRC income tax	5,237	5,590
Provision for income tax in other tax jurisdictions	58	31
Deferred taxation	203	(199)

	5,498	5,422

A reconciliation of the expected tax expenses with the actual tax expense is as follows:

		2014	2013
	Note	RMB millions	RMB millions

Profit before taxation		23,257	23,088

Expected income tax expense at statutory tax rate of 25%	(i)	5,814	5,772
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(248)	(216)
Differential tax rate on other subsidiaries’ income	(ii)	(31)	(31)
Non-deductible expenses	(iii)	347	428
Non-taxable income	(iv)	(243)	(120)
Effect of change in tax rate	(v)	—	4
Others	(vi)	(141)	(415)

Actual income tax expense		5,498	5,422

Notes:

(i)	Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Certain branches with operations in the western region of the PRC gradually obtained approvals from tax authorities to adopt the preferential income tax rate of 15%. Accordingly, deferred tax assets that were recovered and deferred tax liabilities were settled after obtaining the approvals from tax authorities were adjusted to reflect the change in tax rate. The overall effect of change in tax rate was charged to the consolidated statement of comprehensive income.
(vi)	Amounts primarily represent tax deduction on prior year research and development expenses and losses on disposal of property, plant and equipment approved by tax authorities during the year.

7.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2014 and 2013 is based on the profit attributable to equity holders of the Company of RMB17,680 million and RMB17,545 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

8.	DIVIDENDS

Pursuant to a resolution passed at the Board of Directors’ meeting on 18 March 2015, a final dividend of equivalent to HK$0.095 per share totaling approximately RMB6,085 million for the year ended 31 December 2014 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2014.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2014, a final dividend of RMB0.076583 (equivalent to HK$0.095) per share totaling RMB6,198 million in respect of the year ended 31 December 2013 was declared and paid on 18 July 2014.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2013, a final dividend of RMB0.067135 (equivalent to HK$0.085) per share totaling RMB5,433 million in respect of the year ended 31 December 2012 was declared and paid on 19 July 2013.

9.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	2014	2013	2014	2013	2014	2013
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Provisions and impairment losses, primarily for doubtful debts	1,156	1,071	—	—	1,156	1,071
Property, plant and equipment	1,788	1,431	(773)	(184)	1,015	1,247
Deferred revenues and installations costs	288	425	(189)	(270)	99	155
Available-for-sale equity securities	—	—	(163)	(177)	(163)	(177)

Deferred tax assets/(liabilities)	3,232	2,927	(1,125)	(631)	2,107	2,296

	Balance at 1 January 2013 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Disposal of a subsidiary RMB millions	Balance at 31 December 2013 RMB millions

Provisions and impairment losses, primarily for doubtful debts	1,028	43	—	1,071
Property, plant and equipment	1,013	238	(4)	1,247
Deferred revenues and installation costs	237	(82)	—	155
Available-for-sale equity securities	(73)	(104)	—	(177)

Net deferred tax assets	2,205	95	(4)	2,296

	Balance at 1 January 2014 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2014 RMB millions

Provisions and impairment losses, primarily for doubtful debts	1,071	85	1,156
Property, plant and equipment	1,247	(232)	1,015
Deferred revenues and installation costs	155	(56)	99
Available-for-sale equity securities	(177)	14	(163)

Net deferred tax assets	2,296	(189)	2,107

10.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

		2014	2013
	Note	RMB millions	RMB millions

Accounts receivable
Third parties		22,853	21,293
China Telecom Group	(i)	329	391
Other telecommunications operators in the PRC		858	536

		24,040	22,220
Less: Allowance for doubtful debts		(2,478)	(2,198)

		21,562	20,022

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	2014	2013
	RMB millions	RMB millions

Current, within 1 month	11,273	11,887
1 to 3 months	2,600	2,438
4 to 12 months	1,865	1,784
More than 12 months	660	488

	16,398	16,597
Less: Allowance for doubtful debts	(2,355)	(2,122)

	14,043	14,475

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers is as follows:

	2014	2013
	RMB millions	RMB millions

Current, within 1 month	3,012	2,436
1 to 3 months	1,679	1,169
4 to 12 months	1,924	1,302
More than 12 months	1,027	716

	7,642	5,623
Less: Allowance for doubtful debts	(123)	(76)

	7,519	5,547

Ageing analysis of accounts receivable that are not impaired is as follows:

	2014	2013
	RMB millions	RMB millions

Not past due	19,408	17,839

Less than 1 month past due	1,356	1,206
1 to 3 months past due	798	977

Amounts past due	2,154	2,183

	21,562	20,022

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

11.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	2014	2013
	RMB millions	RMB millions

Third parties	71,934	66,115
China Telecom Group	15,667	13,905
Other telecommunications operators in the PRC	857	1,112

	88,458	81,132

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	2014	2013
	RMB millions	RMB millions

Due within 1 month or on demand	17,783	19,349
Due after 1 month but within 3 months	11,678	16,178
Due after 3 months but within 6 months	14,825	15,396
Due after 6 months	44,172	30,209

	88,458	81,132

FINANCIAL REVIEW

Summary

In 2014, in the face of a number of prominent changes in external environment, the Group firmly grasped the main theme of “reform and innovation, open cooperation, quality and efficiency enhancement”, innovated in system and mechanism, refined customer acquisition strategies, accelerated the promotion of the comprehensive deepening reform and enhanced corporate value. The Group’s operating revenues in 2014 were RMB324,394 million, an increase of 0.9% from 2013; service revenues1 were RMB287,379 million, an increase of 3.1% from 2013; operating expenses were RMB295,886 million, an increase of 0.6% from 2013; profit attributable to equity holders of the Company was RMB17,680 million, an increase of 0.8% from 2013; basic earnings per share were RMB0.22; EBITDA2 was RMB94,853 million, a decrease of 1.8% from 2013 and the EBITDA margin3 was 33.0%.

Operating Revenues

In 2014, the Group managed to maintain a stable development condition, and the operating revenues achieved steady growth despite the impact of the value-added tax (VAT) reform and the geographical limitation on the trial of the LTE hybrid network. Operating revenues in 2014 were RMB324,394 million, an increase of 0.9% from 2013. Of this, the total mobile revenues were RMB151,611 million, an increase of 0.3% from 2013. The total wireline revenues were RMB172,783 million, an increase of 1.4% from 2013.

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals (2014: RMB31,343 million; 2013: RMB37,435 million), sales of wireline equipment (2014: RMB3,956 million; 2013: RMB3,564 million) and other non-service revenues (2014: RMB1,716 million; 2013: RMB1,734 million).
[2]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.
[3]	EBITDA margin was calculated based on EBITDA divided by service revenues.

The following table sets forth a breakdown of the operating revenues of the Group for 2013 and 2014, together with their respective rates of change:

	For the year ended
	31 December
(RMB millions, except percentage data)	2014	2013	Rates of change

Wireline voice	33,587	38,633	(13.1%)
Mobile voice	54,673	58,217	(6.1%)
Internet	112,431	99,394	13.1%
Value-added services	38,419	36,230	6.0%
Integrated information application services	26,939	25,233	6.8%
Telecommunications network resource services and lease of network equipment	17,332	17,586	(1.4%)
Others	41,013	46,291	(11.4%)

Total operating revenues	324,394	321,584	0.9%

Wireline Voice

In 2014, revenue from wireline voice services was RMB33,587 million, a decrease of 13.1% from RMB38,633 million in 2013, accounting for 10.4% of our operating revenues. Declining revenue contribution from wireline voice services effectively mitigated operating risks.

Mobile Voice

In 2014, being affected by the launch of 4G services by the peers, the VAT reform, change in our sales model and the substitution effect of mobile Internet services, revenue from mobile voice services was RMB54,673 million, a decrease of 6.1% from RMB58,217 million in 2013, accounting for 16.9% of our operating revenues.

Internet

In 2014, revenue from Internet access services was RMB112,431 million, an increase of 13.1% from RMB99,394 million in 2013, accounting for 34.7% of our operating revenues. On the basis of the customer access bandwidth upgrade, the Group enriched various informatisation applications, leveraged the integrated product, “Joy me”, to create “Smart Family” portals and promoted high-bandwidth applications. At the end of 2014, the number of wireline broadband subscribers of the Group reached 107 million, the wireline broadband revenue of the Group was RMB73,485 million, an increase of 3.8% from 2013. At the same time, the Group achieved rapid growth in the volume of and revenue from mobile data traffic, effectively driven by developing differentiated edges in products, persisting in terminal-led and application-driven approaches, innovating on the business model of data traffic operations and launching various products, such as “Liuliangbao”, “Data Traffic 800” and dedicated-data traffic packages, etc. Revenue from mobile Internet access services was RMB37,809 million, an increase of 35.2% from 2013. Of this, Revenue from handset data traffic was RMB34,086 million, an increase of 48.8% from 2013.

Value-Added Services

In 2014, revenue from value-added services was RMB38,419 million, an increase of 6.0% from RMB36,230 million in 2013, accounting for 11.8% of our operating revenues. Of this, the revenue from wireline value-added services was RMB18,428 million, an increase of 11.8% from 2013, mainly driven by the rapid growth of the IDC and iTV services. Revenue from mobile value-added services was RMB19,991 million, an increase of 1.2% from 2013.

Integrated Information Application Services

In 2014, revenue from integrated information application services was RMB26,939 million, an increase of 6.8% from RMB25,233 million in 2013, accounting for 8.3% of our operating revenues. Of this, revenue from wireline integrated information application services was RMB19,619 million, an increase of 10.3% from 2013. The increase in revenue was mainly due to the fact that the Group focused on informatisation applications, enhanced open cooperation, accelerated the promotion of scale replication of benchmarking industry applications, which led to the rapid development of IT Services and Applications. Revenue from mobile integrated information application services was RMB7,320 million, a decrease of 1.6% from 2013.

Telecommunications Network Resource Services and Lease of Network Equipment

In 2014, revenue from telecommunications network resource services and lease of network equipment was RMB17,332 million, a decrease of 1.4% from RMB17,586 million in 2013, accounting for 5.3% of our operating revenues. The decline was mainly due to the fact that revenue from telecommunications network resource services and lease of network equipment was subject to higher VAT rate. Revenue from lease of mobile network equipment was RMB463 million.

Others

In 2014, revenue from other services was RMB41,013 million, a decrease of 11.4% from RMB46,291 million in 2013, accounting for 12.6% of our operating revenues. The decline was mainly resulted from the reduction of the centralised procurement and sales of mobile terminal equipment. Revenue from sales of mobile terminal equipment was RMB31,343 million, a decrease of 16.3% from 2013.

Operating Expenses

While continuously enhancing our coordination and management of resources, reinforcing network maintenance and optimisation and improving the capabilities of network support and service, the Group reinforced the efforts in management and control of selling expenses, enhanced the utilisation efficiency of marketing resources and promoted profitable development of the Group. In 2014, operating expenses of the Group were RMB295,886 million, an increase of 0.6% compared with 2013, and the rate of growth of operating expenses was lower than the revenue growth rate. Operating expenses accounted for 91.2% of our operating revenues, a decrease of 0.3 percentage points from 2013.

The following table sets forth a breakdown of the operating expenses of the Group in 2013 and 2014 and their respective rates of change:

	For the year ended
	31 December
(RMB millions, except percentage data)	2014	2013	Rates of change

Depreciation and amortisation	66,345	69,083	(4.0%)
Network operations and support expenses	68,651	53,102	29.3%
Selling, general and administrative expenses	62,719	70,448	(11.0%)
Personnel expenses	50,653	46,723	8.4%
Other operating expenses	47,518	54,760	(13.2%)

Total operating expenses	295,886	294,116	0.6%

Depreciation and Amortisation

In 2014, depreciation and amortisation was RMB66,345 million, a decrease of 4.0% from RMB69,083 million in 2013, accounting for 20.5% of our operating revenues. The decrease in depreciation and amortisation was mainly due to the saving in the amortisation of customer relationships in this year.

Network Operations and Support Expenses

In 2014, network operations and support expenses were RMB68,651 million, an increase of 29.3% from RMB53,102 million in 2013, accounting for 21.2% of our operating revenues. The growth was mainly due to the fact that the Group reasonably enhanced network maintenance quality to build competitive edges for concerted development of 3G and 4G, wireline and wireless broadband, and the increase in property rental and management fee. In addition, with the replacement of the PAS service by a more advanced mobile network, the Group disposed almost all of the PAS assets.

Selling, General and Administrative Expenses

In 2014, selling, general and administrative expenses amounted to RMB62,719 million, a decrease of 11.0% from RMB70,448 million in 2013, accounting for 19.3% of our operating revenues. The decline was mainly attributable to the fact that the Group accelerated the optimisation and innovation of its sales model, strengthened the management and control on selling expenses, especially on terminal subsidies, and improve the utilisation efficiency of marketing resources. Commission and service expenses for third parties amounted to RMB28,367 million, an increase of 11.2% from 2013. Advertising and promotion expenses amounted to RMB26,122 million, a decrease of 28.4% from 2013, of which the terminal subsidies amounted to RMB15,340 million, a decrease of 32.7% from 2013. At the same time, the Group continued to strengthen the precision management of general and administrative expenses. Compared to last year, general and administrative expenses decreased by 2.5%.

Personnel Expenses

In 2014, personnel expenses were RMB50,653 million, an increase of 8.4% from RMB46,723 million in 2013, accounting for 15.6% of our operating revenues. The growth was mainly due to that the Group raised the remuneration for frontline staff. For details of the number of employees, remuneration policies and training schemes, please refer to the Human Resources Development Report in the annual report for the year ended 31 December 2014.

Other Operating Expenses

In 2014, other operating expenses were RMB47,518 million, a decrease of 13.2% from RMB54,760 million in 2013, accounting for 14.6% of our operating revenues. The decline was mainly attributable to the reduction of the centralised procurement and sales of mobile terminal equipment and the saving of mobile interconnection charges. The cost of mobile terminal equipment sold amounted to RMB29,982 million, a decrease of 14.9% from 2013.

Net Finance Costs

In 2014, the Group’s net finance costs were RMB5,291 million, an increase of 2.7% from RMB5,153 million in 2013. The growth was mainly due to the fact that the interest rate of the deferred consideration of Mobile Network Acquisition increased from 4.83% per annum in 2013 to 6.25% per annum in 2014 (adjusted in accordance with a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes once a year pursuant to the agreement). Net exchange gains were RMB55 million in 2014.

Profitability Level

VAT Reform

The pilot programme of VAT reform commenced in the telecommunications industry in June 2014. Although it has an adverse impact in the short term, the Group expects that it will be beneficial for its sustainable development in the long term. The Group strived to optimise its development and sales models, implemented enhanced management over cost, procurement and vendors’ tax qualifications. The relevant adverse impact has been moderated. In the future, with the continual expansion of the VAT reform to other industries, it is expected that the Group will be entitled to more input VAT credits. Together with the continuously optimising revenue structure, it will be beneficial for the enhancement of the profitability in the long term.

Income Tax

The Group’s statutory income tax rate is 25%. In 2014, the Group’s income tax expenses were RMB5,498 million with the effective income tax rate of 23.6%. The difference between the effective income tax rate and the statutory income tax rate was mainly due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of our branches with operations in the western region of China and some of our subsidiaries.

Profit Attributable To Equity Holders of the Company

In 2014, profit attributable to equity holders of the Company was RMB17,680 million, an increase of 0.8% from RMB17,545 million in 2013.

Investment in establishing of China Tower Corporation Limited

In order to promote the joint construction and sharing of telecommunications infrastructure facilities and further increase the operating efficiency and corporate value, the Company, China United Network Communications Corporation Limited and China Mobile Communication Company Limited entered into a Promoters’ Agreement for China Communications Facilities Services Corporation Limited in July 2014 to establish China Communications Facilities Services Corporation Limited (currently renamed as “China Tower Corporation Limited”). The registered share capital of China Tower Corporation Limited is RMB10 billion, of which RMB2,990 million was contributed by the Group, representing a shareholding percentage of 29.9%. The related subscription had been fully paid by the end of 2014.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2014, the Group reasonably controlled 4G investment pace with regard to LTE hybrid network trial approval progress and adjusted the structure of capital expenditure. On the basis of the launch of the LTE hybrid network trial, the Group proactively invested in 4G auxiliary facilities and further upgraded the access bandwidth capability of the fibre network in cities to ensure the return on investment. In 2014, capital expenditure of the Group was RMB76,889 million, a decrease of 3.9% from RMB79,992 million in 2013.

Cash Flows

In 2014, net increase in cash and cash equivalents for the Group was RMB4,370 million, while the net decrease in cash and cash equivalents was RMB13,960 million in 2013.

The following table sets forth the cash flow position of the Group in 2013 and 2014:

	For the year ended
	31 December
(RMB millions)	2014	2013

Net cash flow from operating activities	96,405	88,351
Net cash used in investing activities	(81,708)	(107,948)
Net cash (used in)/from financing activities	(10,327)	5,637

Net increase/(decrease) in cash and cash equivalents	4,370	(13,960)

In 2014, the net cash inflow from operating activities was RMB96,405 million, an increase of RMB8,054 million from RMB88,351 million in 2013. The increase was mainly due to the increase in operating revenues and the decrease in payment of expenses related to operating activities.

In 2014, the net cash outflow used in investing activities was RMB81,708 million, a decrease of RMB26,240 million from RMB107,948 million in 2013. The decrease was mainly due to the payment of part of the consideration of Mobile Network Acquisition in 2013.

In 2014, the net cash outflow used in financing activities was RMB10,327 million. In 2013, the net cash inflow from financing activities was RMB5,637 million. The reason of the fluctuation was mainly due to the fact that the Group repaid part of short-term loans.

Working Capital

The Group consistently upheld prudent financial principles and strict fund management policies. At the end of 2014, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB146,782 million, a decrease in deficit of RMB533 million from RMB147,315 million in 2013. As at 31 December 2014, the Group’s unutilised credit facilities were RMB130,488 million (2013: RMB157,694 million). Given the stable net cash inflow from operating activities and our sound credit record, the Group has sufficient working capital to satisfy the operation requirement. At the end of 2014, the Group’s cash and cash equivalents amounted to RMB20,436 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 93.1% (2013: 94.3%).

Assets and Liabilities

In 2014, the Group continued to maintain a solid financial position. At the end of 2014, the total assets of the Group increased to RMB561,274 million from RMB543,239 million at the end of 2013, while total indebtedness decreased to RMB106,552 million from RMB110,377 million at the end of 2013. The ratio of the Group’s total indebtedness to total assets decreased to 19.0% at the end of 2014 from 20.3% at the end of 2013.

Indebtedness

The indebtedness analysis of the Group as of the end of 2013 and 2014 is as follows:

	For the year ended 31 December
(RMB millions)	2014	2013

Short-term debt	43,976	27,687
Long-term debt maturing within one year	82	20,072
Long-term debt and deferred consideration due to China Telecommunications Corporation	62,494	62,617
Finance lease obligations (including current portion)	—	1

Total debt	106,552	110,377

By the end of 2014, the total indebtedness of the Group was RMB106,552 million, a decrease of RMB3,825 million from the end of 2013. This is mainly due to the repayment of medium-term notes amounting to RMB20 billion and part of short-term loans, and the issuance of super short-term commercial paper amounting to RMB19 billion. Of the total indebtedness of the Group, loans denominated in Renminbi, US Dollars and Euro accounted for 99.2% (2013: 99.1%), 0.5% (2013: 0.5%), and 0.3% (2013: 0.4%), respectively. 41.3% (2013: 43.3%) of this indebtedness are loans with fixed interest rates, while the remainders are loans with floating interest rates.

As at 31 December 2014, the Group did not pledge any assets as collateral for debt (2013: Nil).

Most of the Group’s revenue receipts from and payments made for its business were denominated in Renminbi, therefore the Group did not have significant risk exposure to foreign exchange fluctuations.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2014, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the Company’s international auditors, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters (including the review of the Company’s Annual Report for the year ended 31 December 2014).

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company is dedicated to enhance corporate governance. We continuously promote and improve the internal control system of the Company, improve the information disclosure, enhance transparency, continuously develop the corporate governance practice and devote to protect the interest of shareholders.

Save for the roles of Chairman and Chief Executive Officer of the Company were performed by the same individual for the year 2014, the Company was in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in the year 2014.

In the Company’s opinion, through supervision of the Board and the independent non-executive Directors, the effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capturing business opportunities. Many international leading corporations also have a similar arrangement.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Further to the specific enquiries made by the Company to Directors and Supervisors, they have confirmed their compliance with the Model Code during their term of services in the year from 1 January 2014 to 31 December 2014.

CLOSURE OF REGISTER FOR TRANSFER OF SHARES

1.	Annual General Meeting

The Company will convene the Annual General Meeting for the year 2014 on 27 May 2015. The H share register of members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the Annual General Meeting, from 27 April 2015 to 27 May 2015 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 24 April 2015. H share shareholders who are registered with Computershare Hong Kong Investor Services Limited on 27 May 2015 are entitled to attend the Annual General Meeting.

2.	Proposed Final Dividend

The Board of Directors of the Company proposes a final dividend in the amount equivalent to HK$0.095 per share (pre-tax), totalling approximately RMB6,085 million for the year ended 31 December 2014. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 27 May 2015. If such proposed dividend distribution is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the register of members of the Company on Monday, 8 June 2015. The Register of Members will be closed from Wednesday, 3 June 2015 to Monday, 8 June 2015 (both days inclusive). In order to be entitled to the final dividend, H shares shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Tuesday, 2 June 2015. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The proposed final dividends are expected to be paid on or about 17 July 2015 upon approval at the Annual General Meeting.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China in 2008, the Company shall be obliged to withhold 10% enterprise income tax when it distributes the proposed 2014 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 8 June 2015.

According to regulations by the State Administration of Taxation (Guo Shui Han [2011] No.348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholder whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the register of members of the Company on 8 June 2015 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Tuesday, 2 June 2015. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes over the withholding mechanism or arrangements.

The Company is in the process of seeking confirmation from the relevant PRC authorities regarding the arrangement relating to the withholding tax, if any, in respect of the final dividend for the year ended 31 December 2014 to be paid by the Company to the investors who have invested in the shares of the Company listed on the Main Board of Hong Kong Stock Exchange via the Shanghai Stock Exchange. The Company will make further announcement(s) as soon as practicable after such arrangement is finalised.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2014 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Zhu Wei as the non-executive director and Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming as the independent non-executive directors.